FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of June, 2003

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

            Form 20-F   X                Form 40-F
                      -----                        -----

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                    No   X
                -----                 -----

      If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

            Contents:
                  1.  Quarterly Report for the Quarter Ended March 31, 2003
                  2.  Annual Report to Stockholders
                  3. Management Information Circular / Proxy Statement dated April 14, 2003
                  4.  Press Release dated May 9, 2003
                  5.  Press Release dated April 15, 2003
                  6.  Press  Release  dated  February  18, 2003
                  7.  Press  Release dated January 8, 2003

      This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737 and 333-61260) and on Form F-3 (No. 333-7526 and No.
333-79005).

                               QUARTERLY REPORT *

For the quarterly period ended March 31, 2003

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


              Bermuda                                   N/A
     (Country of Incorporation)         (I.R.S. Employer Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


      Registrant's telephone number, including area code: (852) 2693 2238


      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days.  Yes _x_   No___


      Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                        Class                   Outstanding at March 31, 2003
     -----------------------------------------  -----------------------------
      Common Stock, par value $0.01 per share             17,922,052



________________________
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                              RADICA GAMES LIMITED

                      INDEX TO QUARTERLY REPORT ON FORM 6-K
                          QUARTER ENDED MARCH 31, 2003



                                ITEMS IN FORM 6-K


                                                                            Page
                                                                            ----

PART I - FINANCIAL INFORMATION

  Item 1.  Financial Statements................................................4

           Condensed Consolidated Balance Sheets
           March 31, 2003 (unaudited) and December 31, 2002....................4

           Condensed Consolidated Statements of Operations
           for the Three Months Ended March 31, 2003 (unaudited)
           and 2002 (unaudited)................................................5

           Condensed Consolidated Statements of Shareholders'
           Equity (unaudited) for the Three Months Ended
           March 31, 2003 (unaudited) and 2002 (unaudited).....................6

           Condensed Consolidated Statement of Cash Flows
           for the Three Months Ended March 31, 2003 (unaudited)
           and 2002 (unaudited)................................................7

           Notes to the Condensed Consolidated Financial Statements............8

  Item 2.  Management's Discussion and Analysis of Financial
           Condition and Results of Operations................................14

  Item 3.  Quantitative and Qualitative Disclosures about Market Risk.........17

  Item 4.  Controls and Procedures............................................17



PART II - OTHER INFORMATION

  Item 1.  Legal Proceedings..................................................18

  Item 2.  Changes in Securities and Use of Proceeds..........................18

  Item 3.  Defaults Upon Senior Securities....................................18

  Item 4.  Submission of Matters to a Vote of Security Holders................18

  Item 5.  Other Information..................................................18

  Item 6.  Exhibits and Reports on Form 8-K...................................18

PART I - FINANCIAL INFORMATION

Item 1.  Financial Information

                              RADICA GAMES LIMITED
                     CONDENSED CONSOLIDATED BALANCE SHEETS


(US Dollars in thousands, except share data)                    March 31,     December 31,
                                                               -----------    ---------
                                                                  2003          2002
                                                               -----------    ---------
                                                               (unaudited)
                             ASSETS
Current assets:
Cash and cash equivalents                                        $ 34,773      $ 32,692
Accounts receivable, net of allowances for doubtful accounts
  of $344 ($315 as at December 31, 2002)                            5,493        15,139
Inventories                                                        18,999        20,385
Prepaid expenses and other current assets                           3,043         1,674
Income taxes receivable                                               931           931
                                                                 --------      --------

Total current assets                                               63,239        70,821
                                                                 --------      --------

Property, plant and equipment, net                                 13,600        14,034
                                                                 --------      --------

Intangible assets, net                                              9,551         9,551
                                                                 --------      --------

Other assets (Note 6)                                                 891           896
                                                                 --------      --------

        Total assets                                             $ 87,281      $ 95,302
                                                                 ========      ========


              LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short term borrowings                                            $    846      $    846
Accounts payable                                                    5,547         9,014
Current portion of long-term debt                                     913         1,825
Accrued payroll and employee benefits                               2,074         2,753
Accrued expenses                                                    3,290         5,840
Income taxes payable                                                  342           309
Deferred income taxes                                                  79            79
                                                                 --------      --------

        Total current liabilities                                  13,091        20,666
                                                                 --------      --------

        Total liabilities                                          13,091        20,666
                                                                 --------      --------

Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  17,922,052 shares outstanding (17,796,131 as
  at December 31, 2002)                                               179           178
Additional paid-in capital                                          2,616         2,320
Retained earnings                                                  72,342        72,946
Accumulated other comprehensive loss                                 (947)         (808)
                                                                 --------      --------

       Total shareholders' equity                                  74,190        74,636
                                                                 --------      --------

       Total liabilities and shareholders' equity                $ 87,281      $ 95,302
                                                                 ========      ========

   See accompanying notes to the condensed consolidated financial statements.

                              RADICA GAMES LIMITED
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


(US Dollars in thousands,                         Three months ended March 31,
 except per share data)                          -------------------------------
                                                     2003              2002*
                                                 ------------      ------------
                                                 (unaudited)        (unaudited)
Revenues:
Net sales                                        $     16,045      $     17,503
Cost of goods sold (exclusive of items
  shown separately below)                              (9,791)          (11,395)
                                                 ------------      ------------
Gross profit                                            6,254             6,108
                                                 ------------      ------------

Operating expenses:
Selling, general and administrative expenses           (5,447)           (5,626)
Research and development                                 (915)           (1,033)
Depreciation and amortization                            (592)             (719)
                                                 ------------      ------------
Total operating expenses                               (6,954)           (7,378)
                                                 ------------      ------------

Operating loss                                           (700)           (1,270)

Other income                                               55                15

Foreign currency gain (loss), net                          13              (242)

Net interest income                                        60                 1
                                                 ------------      ------------

Loss before income taxes                                 (572)           (1,496)

Provision for income taxes                                (32)              (79)
                                                 ------------      ------------

Net loss                                         $       (604)     $     (1,575)
                                                 ============      ============

Basic and diluted loss per share                 $      (0.03)     $      (0.09)
                                                 ============      ============

Basic and diluted weighted average
  number of common shares                          17,842,297        17,667,315
                                                 ============      ============

* Reclassified to conform with 2003 presentation.


   See accompanying notes to the condensed consolidated financial statements.

                              RADICA GAMES LIMITED
           CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                            AND COMPREHENSIVE INCOME
                       THREE MONTHS ENDED MARCH 31, 2003

(US dollars in thousands)                         Common stock                                       Accumulated
                                                  ------------         Additional                       other           Total
                                            Number                      paid-in        Retained     comprehensive    shareholders'
                                          of shares        Amount       capital        earnings         loss            equity
                                        --------------- ------------- -------------  ------------- ----------------  -------------

Balance at December 31, 2002                17,796,131         $ 178       $ 2,320       $ 72,946           $ (808)      $ 74,636
Stock options exercised                        125,079             1           293              -                -              4
Issuance of stock                                  842             -             3              -                -            293
Net loss                                             -             -             -           (604)               -           (604)
Foreign currency translation                         -             -             -              -             (139)          (139)
                                        --------------- ------------- -------------  ------------- ----------------  -------------

Balance at March 31, 2003                   17,922,052         $ 179       $ 2,616       $ 72,342           $ (947)      $ 74,190
                                        =============== ============= =============  ============= ================  =============


   See accompanying notes to the condensed consolidated financial statements.

                              RADICA GAMES LIMITED
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                   THREE MONTHS ENDED MARCH 31, 2003 AND 2002

(US dollars in thousands)                                                                 2003                  2002
                                                                                   -------------------   -------------------
                                                                                       (unaudited)            (unaudited)
Cash flow from operating activities:
Net loss                                                                                       $ (604)             $ (1,575)
Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
  Deferred income taxes                                                                             -                     7
  Depreciation                                                                                    592                   614
  Amortization                                                                                      -                   105
  Loss on disposal and write off of property, plant and equipment                                   2                     -
  Changes in assets and liabilities:
    Decrease in accounts receivable                                                             9,646                 5,806
    Decrease (increase) in inventories                                                          1,386                (1,910)
    Increase in prepaid expenses and other assets                                              (1,364)                 (249)
    Decrease in accounts payable                                                               (2,847)               (2,542)
    Decrease in accrued payroll and employee benefits                                            (679)                 (289)
    Decrease in accrued warranty expenses                                                        (620)                 (180)
    Decrease in other accrued liabilities                                                      (2,550)               (1,266)
    Decrease (increase) income taxes                                                               33                  (185)
                                                                                   -------------------   -------------------

Net cash provided by (used in) operating activities                                             2,995                (1,664)
                                                                                   -------------------   -------------------

Cash flow from investing activities:
Proceeds from sale of property, plant and equipment                                                 2                    71
Purchase of property, plant and equipment                                                        (162)                 (105)
                                                                                   -------------------   -------------------

Net cash used in investing activities                                                            (160)                  (34)
                                                                                   -------------------   -------------------

Cash flow from financing activities:
Funds from issuance of stock                                                                        3                     5
Funds from stock options exercised                                                                294                    86
Repayment of long-term debt                                                                      (912)                 (912)
                                                                                   -------------------   -------------------

Net cash used in financing activities                                                            (615)                 (821)
                                                                                   -------------------   -------------------

Effect of currency exchange rate change                                                          (139)                   73
                                                                                   -------------------   -------------------

Net increase (decrease) in cash and cash equivalents                                            2,081                (2,446)

Cash and cash equivalents:
  Beginning of period                                                                          32,692                25,810
                                                                                   -------------------   -------------------

  End of period                                                                              $ 34,773              $ 23,364
                                                                                   ===================   ===================

   See accompanying notes to the condensed consolidated financial statements.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2003)
                            (US dollars in thousands)

1.   BASIS OF PRESENTATION

     FINANCIAL STATEMENT PRESENTATION
     The Condensed Consolidated Financial Statements of Radica Games Limited (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The accompanying unaudited condensed consolidated financial statements contain all normal and recurring adjustments, which, in the opinion of management, are necessary to present fairly the financial position of the Company as of March 31, 2003, and its results of operations and cash flows for the periods presented herein. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's Annual Report on Form 20-F for the year ended December 31, 2002.

     Because the Company's business is seasonal, revenues, expenses, assets and liabilities can vary during each quarter of the year. Accordingly, the operating results and trends in these unaudited condensed consolidated interim financial statements are not necessarily indicative of future results that may be expected for any other interim period or the full year.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment, valuation allowances for receivables, inventories and deferred income tax assets and reserves for product returns and warranties, as well as in estimates used in accounting for legal contingencies. Actual results could differ from the estimated results. Differences from those estimates are recorded in the period they become known.

     ACCOUNTING FOR STOCK BASED COMPENSATION
     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The provisions of SFAS are effective for fiscal years ending after December 15, 2002.

     The Company has adopted the disclosure-only provisions of SFAS No. 123 and SFAS No. 148. As permitted by SFAS No. 123, the Company has elected to retain the intrinsic-value-based method of accounting. Accordingly, the Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2003)
                            (US dollars in thousands)

1.   BASIS OF PRESENTATION (CONTINUED)

     In accordance with SFAS No. 148, the following table summarizes the Company's results on a pro forma basis as if it had recorded compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123 for the three months ended March 31, 2003 and 2002:

                                                               Three months
                                                              ended March 31,
                                                             ----------------
                                                              2003     2002
                                                             ------   ------
     Net loss
      As reported                                            $ (604)  $(1,575)
      Add: Total stock-based employee compensation expense
        determined under fair-value-based method for all
        rewards, net of related tax effects                    (142)     (195)
                                                             -------  --------
      Pro forma                                              $ (746)  $(1,770)
                                                             =======  ========

     Basic and diluted loss per share
      As reported                                            $(0.03)  $ (0.09)
      Pro forma                                              $(0.04)  $ (0.10)


     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT
     In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 requires a guarantor to recognize a liability at the inception of the guarantee for the fair value of the obligation undertaken in issuing the guarantee and include more detailed disclosure with respect to guarantees. The types of contracts the Company enters into that meet the scope of this interpretation are financial and performance standby letters of credit on behalf of wholly-owned subsidiaries. FIN 45 is effective for guarantees issued or modified after December 31, 2002. The initial adoption of this accounting pronouncement did not have a material effect on the Company's consolidated financial statements.

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Although the Company is in the process of assessing the impact of adopting FIN 46 on its financial position and results of operations, the Company believes that it does not have any investments which meet the criteria to be considered a variable interest entity in relation to the Company.

     In April 2003, SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" was issued. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative
     Instruments and Hedging Activities." While the effective date of this announcement for the Company is not until Q3 2003, the company is currently evaluating the provisions of SFAS No. 149.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2003)
                            (US dollars in thousands)

1.   BASIS OF PRESENTATION (CONTINUED)

     In May 2003 SFAS No. 150 "Accounting for Financial Instruments with Characteristics of Liabilities, Equity or Both" was issued. SFAS 150 requires changes to the classification of certain freestanding financial instruments that are currently classified as equity. This announcement is effective for instruments entered into after May 31, 2003 and for all instruments outstanding after June 30, 2003. The company is currently evaluating the provisions of SFAS 150.

     RECLASSIFICATIONS
     Certain reclassifications have been made to prior year amounts to conform to the current year's presentation.

2.   EARNINGS PER SHARE

     Basic earnings (loss) per share is based on the weighted average number of shares of common stock, and with respect to diluted earnings (loss) per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. All potentially dilutive securities were excluded from the computation in loss making periods as their inclusion would have been anti-dilutive.

     The following table sets forth the computations of basic and diluted loss income per share as of March 31:

                                                         Three months ended March 31,
                                                         ----------------------------
                                                             2003            2002
                                                         ------------    -----------
     Numerator for basic and diluted loss per share:
       Net loss                                          $       (604)   $   (1,575)
                                                         =============   ===========

     Denominator for basic and diluted loss per share:     17,842,297    17,667,315

     Basic and diluted loss per share:                   $      (0.03)   $    (0.09)
                                                         =============   ===========

3.   BUSINESS SEGMENTS

     The Company is a worldwide designer, producer and marketer of electronic entertainment devices. The Company has two reportable segments from which it derives its revenues: the Games business that sells product under the Company's Radica(R) and Girl Tech(R) brand names, and the Video Game
     Accessory   ("VGA")   business  that  sells  product  under  the  Company's
     Gamester(R) brand name. The Company also sources certain VGA and other electronic products through third party manufacturers for retailers to sell under their own brands; this is also included in the VGA segment. The reportable segments are strategic businesses that offer different products.

     The Company measures segment performance based on net income before interest and other income and income taxes. Inter-segment sales and transfers have been eliminated and are not included in the following table. Certain corporate expenses are managed outside of the operating segments. Corporate expenses consist primarily of costs related to business integration and other general and administrative expenses. All corporate and indirect costs have been apportioned on the basis of corresponding sales and direct costs.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2003)
                            (US dollars in thousands)

3.   BUSINESS SEGMENTS (CONTINUED)

     A summary of the Company's two reportable segments is set forth below.

                                                Three months ended March 31,
                                                ----------------------------
                                                    2003            2002
                                                  --------        --------
     Revenues from external customers
       Games and Youth Electronics                $ 12,050        $ 12,426
       VGA                                           3,995           5,077
                                                  --------        --------
     Total revenues from external customers       $ 16,045        $ 17,503
                                                  ========        ========

     Segment loss
       Games and Youth Electronics                $    189        $   (173)
       VGA                                            (876)         (1,339)
                                                  --------        --------
     Total segment loss                           $   (687)       $ (1,512)

     Corporate
       Net interest and other income                   115              16
       Provision for income taxes                      (32)            (79)
                                                  --------        --------
     Total consolidated net loss                  $   (604)       $ (1,575)
                                                  ========        ========

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2003)
                            (US dollars in thousands)

4.   GOODWILL

     At March 31, 2003 and December 31, 2002, the Company's cost in excess of fair value of assets purchased ("goodwill") related primarily to the 1999 acquisition of Leda Media Products Limited, now called Radica UK Limited ("Radica UK"). The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, on January 01, 2002. Under SFAS 142, goodwill is required to be tested for impairment on an annual basis thereafter or an interim basis if an event or change in circumstances indicates that the asset might be impaired. Goodwill is deemed to be impaired if the carrying amount of a reporting unit's goodwill exceeds its estimated fair value.

     The Company has undertaken goodwill impairment testing to determine whether the goodwill carried on the books was impaired and the extent of such impairment. The goodwill arising from the 1999 acquisition of Radica UK was allocated to the VGA reporting unit. In December 2002, the Company completed its annual goodwill impairment assessment, which indicated no impairment of goodwill. There have been no events since December 31, 2002, which would cause the Company to change this assessment.

5.   INVENTORIES

     Inventories by major categories are summarized as follows:

                                   March 31,    December 31,
                                     2003          2002
                                   ---------    ------------
     Raw materials                  $ 2,683       $ 3,004
     Work in progress                 3,742         3,462
     Finished goods                  12,030        13,308
     Consigned finished goods           544           611
                                   ---------    ------------
                                    $18,999       $20,385
                                   =========    ============


6.   PROPERTY, PLANT AND EQUIPMENT

     Property and Plant and Equipment consists of the following:

                                                            March 31,     December 31,
                                                              2003            2002
                                                            ---------     ------------
     Land and buildings                                     $ 12,193        $ 12,230
     Plant and machinery                                       7,470           7,520
     Furniture and equipment                                   7,321           7,303
     Leasehold improvements                                    2,918           2,879
                                                            --------        --------
          Total                                               29,902          29,932

       Less:Accumulated depreciation and amortization        (16,302)        (15,898)
                                                            --------        --------
            Total, net                                      $ 13,600        $ 14,034
                                                            ========        ========

     In November 2002, the AICPA international practices task force (the "Task Force") discussed an issue relating to accounting for land use rights in the People's Republic of China ("PRC"). The Task Force view is that PRC land use rights generally would be considered operating leases, as they are long-term leases of lands, which do not transfer title. On January 01, 2003, the Company followed this guidance and reclassified $891 and $896 to other assets from property, plant and equipment as of March 31, 2003 and December 31, 2002, respectively.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2003)
                            (US dollars in thousands)

7.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                        March 31,  December 31,
                                          2003        2002
                                        ---------  ------------

     Accrued advertising expenses        $1,037       $1,243
     Accrued license and royalties          620        1,479
     Commissions payable                    102          191
     Other accrued liabilities            1,531        2,927
                                         ------       ------
          Total                          $3,290       $5,840
                                         ======       ======


8.   PLEDGE OF ASSETS

     At March 31, 2003, the Company's loan agreements and general banking facilities including overdraft and trade facilities were collateralized as follows:

     Leasehold land and buildings       $10,206
     Bank balances                        8,951
     Inventories                          7,557
     Other assets                           891
                                        -------
                                        $27,605
                                        =======


9.   LITIGATION

     The Company is subject to pending claims and litigation. On April 4, 2000, a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owners of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification ("Auto ID") operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson is contesting that the use of machines that incorporate this patented technology infringes on their IP rights and therefore the Company is obligated to pay a royalty based on the use of this technology.

     The suit by Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which will have some bearing on the Radica case with Lemelson. As of the reporting date, no judgment had been handed out in the Cognex case. The Company has other pending litigation against it. While these matters are substantially covered by insurance, the Company cannot predict the outcome of the Lemelson case or the effect of such litigation on the financial results of the Company. No accrual has been recorded at March 31, 2003, in respect of the Lemelson case or other claims or legal actions, in accordance with the Company's accounting policy. Management does not believe that the ultimate disposition of the other matters will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2002, as filed with the United States Securities and Exchange Commission.

DESCRIPTION OF BUSINESS

Radica Games Limited (NASDAQ: RADA) manufactures and markets a diverse line of electronic entertainment products covering three product lines - electronic games carrying the Radica and Play TV brand names, Gamester branded video game controllers & accessories, and youth electronics carrying the Girl Tech and Barbie(TM) brand names. Radica also provides "Manufacturing Services" including manufacturing for other companies in the electronic game industry and providing sourcing services for retail customers. The business is divided into two reportable segments: Games, which includes the electronic games and youth electronics product lines as well as Manufacturing Services, and Video Game Accessories ("VGA") which relates to the Gamester product line.

Founded in 1983 by Americans living in Hong Kong, the Company is headquartered in Hong Kong and manufactures its products in its factory in southern China. The Company markets its products through subsidiaries in the United States, the United Kingdom, Canada and Hong Kong. Its largest market is in the United States where in 2002 it had the second largest market share in the electronic handheld and tabletop electronic games according to industry data source, The NPD Group, Inc. In 1994 the Company went public when its shares began trading on the NASDAQ exchange and are traded under the RADA symbol. A complete description of Radica's product line and company information can be found on its website (www.radicagames.com).

RESULTS OF OPERATIONS - FIRST QUARTER 2003 COMPARED TO FIRST QUARTER 2002

The following table sets forth items from the Company's Consolidated Statements of Operations as a percentage of net revenues:

                                                    Three months ended March 31,
                                                    ----------------------------
                                                       2003            2002
                                                    ----------     -------------

Net sales                                             100.0%         100.0%
Cost of sales                                          61.0%          65.1%
Gross margin                                           39.0%          34.9%

Selling, general and administrative expenses           34.0%          32.1%
Research and development                                5.7%           5.9%
Depreciation and amortization                           3.7%           4.1%

Operating loss                                         (4.4%)         (7.2%)

Other income                                            0.3%           0.1%
Foreign currency gain (loss), net                       0.1%          (1.4%)
Interest income, net                                    0.4%           0.0%

Loss before income taxes                               (3.6%)         (8.5%)
Provision for income taxes                             (0.2%)         (0.5%)
Net loss                                               (3.8%)         (9.0%)

The Company reported a net loss for the first quarter of $0.6 million or $0.03 per diluted share compared to a net loss of $1.6 million or $0.09 per diluted share in the first quarter of 2002.

Summary of sales achieved from each category of products:

                                         Three months ended March 31,
                              --------------------------------------------------
                                      2003                        2002
                              ------------------------  ------------------------
                               % of Net        Net        % of Net       Net
Product Lines                Sales Value   Sales Value  Sales Value  Sales Value
----------------------------------------   -----------  -----------  -----------
(US$ in thousands)

Electronic Games                 51.5%      $ 8,265          39.0%      $ 6,830
Youth Electronics                10.4%        1,678          11.5%        2,011
VGA                              20.2%        3,234          20.9%        3,663
Manufacturing Services           17.9%        2,868          28.6%        4,999
                              --------      -------       --------      -------
Total                           100.0%      $16,045         100.0%      $17,503
                              ========      =======       ========      =======


Gross profit margin for the first quarter of 2003 was 39.0% as compared to 34.9% in the first quarter of 2002 due to a shift in product mix from lower margin manufacturing services revenues to higher margin business segments. Total sales in the first quarter of 2003 decreased by $1.5 million to $16.0 million compared to $17.5 million in the first quarter of 2002. This is mainly due to the decrease in lower margin Manufacturing Services revenues due to the discontinuation of manufacturing of eKara for Shinsedai Co., Ltd. ("SSD"). However, Electronic Games revenues increased by $1.5 million to $8.3 million in the first quarter of 2003 from $6.8 million in the first quarter of 2002, largely offsetting the drop in lower margin Manufacturing Services revenues which were down by $2.1 million from Q1 2002 to $ 2.9 million. Girl's Electronics revenues were at $1.7 million in the first quarter of 2003 compared to $2.0 million in the first quarter of 2002. The Girl's Electronics decrease was caused by the later Easter holiday in 2003 compared to 2002 and its effect on timing of national advertising for Password Journal. Video Game Accessories revenues stood at $3.2 million for first quarter 2003 compared to $3.7 million for first quarter of 2002 as a result of increased sales of VGA in the United States offset by a decrease in European sales which were higher during this quarter last year due to the launch of Game Boy Advance in Europe.

Operating expenses for the first quarter of 2003 were $7.0 million compared to $7.4 million in the first quarter of 2002. The decrease in expenditure was as a result of a decrease in advertising expenditures during the first quarter of 2003 due to the later timing of Easter in 2003, reduced amortization costs and reduced R&D costs during the period as part of the on-going benefits derived from the reorganization in 2002.

The following table shows the major operating expenses:

                                          Three months ended March 31,
                                          ----------------------------
(US dollars in millions)                     2003               2002
                                          ----------         ---------

Advertising expenses                             0.7               1.1
Other selling and promotion expenses             0.7               0.7
Indirect salaries and wages                      2.1               2.1
Research and development expenses                0.9               1.0
Depreciation and amortization                    0.6               0.7


LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2003, the Company had $34.8 million of cash and net assets of $74.2 million compared to $32.7 million and $74.7 million, respectively, at December 31, 2002. The Company continues to maintain a high level of working capital, which was approximately $51 million at March 31, 2003 and December 31, 2002.

The Company generates the majority of its cash from its normal operations but seasonal cash requirements have been met with the use of short-term borrowings, which included borrowings under secured lines of credit. At March 31, 2003, cash and cash equivalents, net of short-term borrowings, were $33.9 million of which $9.0 million of cash deposits have been pledged as security for undrawn or substantially repaid banking facilities. Management does not consider that there are any significant restrictions on its ability to gain access to these deposits given the significant excess of pledged assets over outstanding borrowings. This compares with cash and cash equivalents, net of short-term borrowings of $31.8 million at December 31, 2002.

Net cash provided by operating activities was $3.0 million in the three months ended March 31, 2003 as compared to net cash used in operating activities of $1.7 million in 2002. The increase in cash provided by operating activities for 2003 is mainly attributable to accounts receivable inflows in 2003 of $9.6 million during the first quarter of 2003 vs. the first quarter of 2002.

Net cash used in investing activities was a net utilization of $0.2 million and $0.03 million in the three months ended March 31, 2003 and 2002, respectively.

Net cash used in financing activities was $0.6 million in the three months ended March 31, 2003 compared with $0.8 million in the three months ended March 31, 2002. This change was primarily due to funds received from the issuance of stock.

Current liabilities were $13.1 million at December 31, 2002 compared to $20.7 million at December 31, 2002. The decrease was the result of reduction in accounts payable, accrued expenses and current portion of long-term debt from 2002.

The Company commits to inventory production, advertising and marketing expenditures prior to the peak third and fourth quarter retail-selling season. Accounts receivable increase during the third and fourth quarter as customers increase their purchases to meet customer demand during the holiday season. Due to the concentrated time frame of this selling period, payments for these accounts receivable are generally not due until the fourth quarter or early in the first quarter of the subsequent year. This timing difference between expenses paid and revenues collected sometimes makes it necessary for the Company to borrow cash during the year. As of March 31, 2003, the Company had more than $5.0 million of various lines of credit available. A breakdown of the Company's short-term and long-term financing during 2003 is as follows:

                                 As of             Debt              As of           Date of
         Bank                Jan 01, 2003        Repayment        Mar 31, 2003       Maturity
-------------------------  ----------------    --------------   ----------------  ---------------
(US$ in thousands)

China Construction Bank      $       846         $       --       $      846        Aug 7, 2003
  (Humen, China)
HSBC                         $     1,825         $     (912)      $      913        Jun 22, 2003


Both loans are payable in installments. Loan installments due within twelve months of period-end are included in short-term liabilities; installment payments scheduled beyond twelve months from period-end are included in long-term debt. The term loan is secured by certain properties and deposits of the Company. The agreements contain covenants that, among other things, require the Company to maintain a minimum of tangible net worth, leverage ratio and other financial ratios. The Company is in compliance with these covenants as at March 31, 2003.

Management believes that the Company's existing credit lines are sufficient to meet future short-term cash demands. The Company funds its operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under the Company's secured and unsecured credit facilities when needed. During 2003, the Company expects to continue to fund its working capital needs through operations and its revolving credit facility and believes that the funds available to it are adequate to meet its needs. The Company expects to be in compliance with its covenants in 2003. However, unforeseen circumstances, such as severe softness in or a collapse of the retail environment may result in a significant decline in revenues and operating results of the Company, thereby causing the Company to exhaust its cash resources. If this were to occur, the Company may be required to seek alternative financing of its working capital. In addition, this may cause the Company to be in non-compliance with its debt covenants and to be unable to utilize its revolving credit facility.

The Company had no derivative instruments or off balance sheet financing activities during the first quarter of 2003. The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

CRITICAL ACCOUNTING POLICIES

For a discussion of the Company's critical accounting policies, see Item 5, Management's Discussion and Analysis of Financial Condition and Results of Operations, in the Company's 2002 Form 20-F.

RECENTLY ISSUED ACCOUNTING STANDARDS

A discussion of certain recently issued accounting standards and the estimated impact on the Company is set out in note 1 to the condensed consolidated financial statements.

RISK FACTORS

For a discussion of the Company's risk factors, see "Item 3. Key Information - Risk Factors" in the Company's 2002 Form 20-F. Additional risk factors:

Severe Acute Respiratory Syndrome ("SARS")
Countries or regions significantly affected by the SARS epidemic have included China, Hong Kong, Taiwan and Canada. Although the Company's operations have not been affected by SARS, this could change in the future. The adverse effects could result from the imposition of quarantines or travel restrictions, the inability to operate the Company's factory under normal conditions or to obtain necessary supplies, components and services, and, in general, the reduction in economic activity and confidence in the affected regions. The Company is unable to predict the severity of the SARS epidemic or the impact of any of these factors on the Company's business.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS (CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995)

Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives in this Form 6-K, other filings or reports filed with the Securities and Exchange Commission, press releases, conferences, or otherwise, contain certain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "may", "will", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and financial position, results of operations, market position, product development, product approvals, sales efforts, expenses, performance or results of current and anticipated products and the outcome of contingencies such as legal proceedings. Management cautions you that forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. In addition to the important factors detailed herein and from time to time in other reports filed by the Company with the Securities and Exchange Commission, including Forms 6-K and 20-F, the following important factors could cause actual results to differ materially from past results or those suggested by any forward-looking statements.


ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk disclosures have not materially changed from those appearing in the Company's 2002 Form 20-F (see Item 5).

ITEM 4.  CONTROLS AND PROCEDURES

      Not Applicable.

PART II - OTHER INFORMATION

Item 1.  Legal Proceedings

      See Note 9 to the accompanying Financial Statements.

Item 2.  Changes in Securities and Use of Proceeds

      None.

Item 3.  Defaults Upon Senior Securities

      None.

Item 4.  Submission of Matters to a Vote of Security Holders

      At the Company's annual meeting of shareholders held on May 12, 2003, the shareholders of the Company elected the management nominees, who were named in the Company's Proxy Statement dated April 14, 2003, to serve as directors for the period until the next annual meeting of shareholders or until his respective successor is elected or appointed in accordance with applicable law and the Company's bye-laws. Immediately following the annual meeting of shareholders, the board of directors consisted of eight members: Patrick S. Feely, Jon N. Bengtson, Timothy R. Busch, Albert J. Crosson, David C.W. Howell, Henry Hai-Lin Hu, James O'Toole and Peter L. Thigpen. On May 12, 2003, Henry Hai-Lin Hu resigned from the board of directors and was replaced by Theodore J. Eischeid. Mr. Eischeid will assume Mr. Hu's responsibilities as Chairman of the Audit Committee. At such meeting, the shareholders also reappointed KPMG as independent auditor and authorized the directors to fix the independent auditor's remuneration.

The shareholder votes were as follows:
                                        For                Withheld      Abstain
      Election of Directors
      ---------------------
      Patrick S. Feely                 16,750,247             7,411         -
      Jon N. Bengtson                  16,749,847             7,811         -
      Timothy R. Busch                 16,750,347             7,311         -
      Albert J. Crosson                16,749,447             8,211         -
      David C.W. Howell                16,750,147             7,511         -
      Henry Hai-Lin Hu                 16,746,764            10,894         -
      James O'Toole                    16,750,347             7,311         -
      Peter L. Thigpen                 16,750,647             7,100         -

      Reappointment of Auditor
      ------------------------
      KPMG                             16,750,287             4,741       2,630

Item 5.  Other Information

      None.

Item 6.  Exhibits and Reports on Form 8-K

     (a)  Exhibits

          None.

     (b)  Reports on Form 8-K

          None.

                                    SIGNATURE


Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 RADICA GAMES LIMITED



Date:   June 9, 2003                              /s/ Craig D. Storey
     --------------------                        -------------------------------
                                                 Craig D. Storey
                                                 Chief Accounting Officer